Mail Stop 6010

      March 30, 2006


Via U.S. Mail and Facsimile to (614) 438-4646

William P. Donnelly
Chief Financial Officer
Mettler-Toledo International, Inc.
1900 Polaris Parkway
Columbus, OH 43240


	Re:	Mettler-Toledo International, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed  February 21, 2006
      File No. 001-13595


Dear Mr. Donnelly:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements, page F-9

Note 7. Goodwill and Other Intangible Assets, page F-15

1. We note your disclosure that amortization expense associated with intangible assets was $4.1 million for both years ended December 31,
2005 and 2004. We also see that total amortization expense as presented on your statements of operations and cash flows for those years ended was $11.4 million and $12.3 million, respectively. Please reconcile for us the amounts presented as amortization expense in the statements of operations and cash flows with the amortization expense amounts disclosed in this footnote. Additionally, future filings should explain any differences between amortization and depreciation expense amount disclosures in your footnotes and the equivalent amounts presented in your financial statements.

Note 12 - Benefit Plans, page F-22

2. We note that your benefit obligation for non-U.S. pension benefits increased by $68.5 million during the year-ended December 31, 2005 due to an actuarial loss. Disclosure of the reasons for significant changes in assumptions and benefit obligations should be discussed in the notes to the financial statements or in your Management`s Discussion and Analysis. Accordingly, please tell us and disclose in future filings the nature of and reasons for changes to significant assumptions or estimates which lead to the increase in the benefit obligation as well as how the amount of the changes were determined.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant

William P. Donnelly
Mettler-Toledo International, Inc.
March 29, 2006
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